UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                                West Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    952355105
                            ------------------------
                                 (CUSIP Number)

                                  Gary L. West
                                West Corporation
                            11808 Miracle Hills Drive
                                 Omaha, NE 68154
                                 (402) 963-1200

                                 with a copy to
                              James C. Morphy, Esq.
                              Audra D. Cohen, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
                                 (212) 558-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

CUSIP NO. 952355105                                            PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Gary L. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          200,000
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             39,312,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             200,000
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     39,312,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          39,512,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 7 PAGES

CUSIP NO. 952355105                                            PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mary E. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          200,000
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             39,312,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             200,000
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     39,312,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          39,512,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 7 PAGES

Item 1. Security and Issuer.

         This Amendment No. 5 to Schedule 13D relates to the Schedule 13D filed on February 22, 2001, Amendment No. 1 thereto, filed on August 30, 2005, Amendment No. 2 thereto, filed on October 13, 2005, Amendment No. 3 thereto, filed on November 29, 2005, and Amendment No. 4 thereto, filed on April 27, 2006, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of West Corporation, a Delaware corporation (the "Company" or the "Issuer"), by Gary L. West and Mary E. West (together, the "Wests"). The address of the principal executive offices of the Company is 11808 Miracle Hills Drive, Omaha, NE 68154.

Item 4. Purpose of Transaction.

         The disclosure in the sixth paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:

         On May 31, 2006, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Omaha Acquisition Corp. ("Buyer"), a newly-organized Delaware corporation affiliated with Thomas H. Lee Partners and Quadrangle Capital Partners, pursuant to which Buyer will merge with and into the Company, with the Company being the surviving corporation (the "Merger").

         At the effective time and as a result of the Merger, each share of the Common Stock (other than shares owned by the Wests and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive $48.75 per share in cash. Pursuant to the Merger Agreement, and at the request of the special committee of the Board of Directors of the Company formed in connection with the Merger, the Wests have agreed that approximately 85% of their shares of Common Stock will be converted into the right to receive $42.83 per share in cash and approximately 15% of their shares (5,837,500 shares) of Common Stock, defined as Rollover Shares, will be converted into shares of the Company, to be issued pursuant to a recapitalization of the Company that will take place immediately following the Merger. The summary of the terms of the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the Merger Agreement, which will be filed by the Company as an exhibit to its Current Report on Form 8-K relating to the announcement of the Merger.

         In connection with the Merger Agreement, at the specific request of Buyer, and as an inducement to Buyer's willingness to enter into the Merger Agreement, the Wests entered into a Voting Agreement with Buyer (the "Voting Agreement"). Pursuant to the Voting Agreement, the Wests have agreed that during the time the Voting Agreement is in effect, at every meeting of the stockholders of the Company or adjournment thereof, to vote any shares of Common Stock entitled to be voted thereat or to cause any such shares to be voted: (i) in favor of adoption of the Merger Agreement and (ii) against any extraordinary corporate transaction (other than the Merger) and any other Takeover Proposal (as defined in the Merger Agreement).

         The Voting Agreement and the Wests' voting obligations thereunder will terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time (as defined in the Merger Agreement), (c) the time at which the Board of Directors of the Company or a committee thereof withdraws or modifies (or adopts or approves any resolution to withdraw or modify, or publicly proposes to make any such withdrawal or modification) its recommendation to stockholders of the Company that the Merger Agreement be adopted or (d) the time at which Buyer gives written notice of termination of the Voting Agreement to the Wests.

         Further, the Wests have agreed during the time the Voting Agreement is in effect, not to, directly or indirectly, grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of, or sell, transfer, assign, pledge, encumber or otherwise dispose of any of, their shares of the Common Stock or any other securities convertible into or exchangeable for Common Stock, or enter into any contract, option or other arrangement or understanding with respect thereto, other than (i) pursuant to the Merger, (ii) pursuant to the terms of the Sales Plan prior to the termination thereof, or (iii) with the prior written consent of Buyer. The Wests have agreed with Buyer that they will terminate the Sales Plan promptly following, and in any event within five business days of, the date of the Voting Agreement.


                               PAGE 4 OF 7 PAGES

         The summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as an exhibit and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, the Wests beneficially own the aggregate number and percentage of outstanding Common Stock as set forth below:

                              Number of Shares         Percentage (1)
                              ----------------         ----------
          Gary L. West           39,512,363               56.1%
          Mary E. West           39,512,363               56.1%

         (b) 39,312,363 shares of Common Stock are held by the Wests in joint tenancy with right of survivorship. Voting power of all shares of Common Stock so held by the Wests is shared between them. Each of Gary L. West and Mary E. West has sole power to vote and dispose of an additional 200,000 shares of Common Stock. Gary L. West expressly disclaims beneficial ownership of the 200,000 shares of Common Stock individually held by Mary E. West, and Mary E. West expressly disclaims beneficial ownership of the 200,000 shares of Common Stock individually held by Gary L. West.

         (c) During the period from the filing of Amendment No. 4 to Schedule 13D on April 27, 2006 to the date of this filing, the Wests have sold shares of Common Stock in the following transactions.

               Date of           Amount of          Price per
             Transaction          Shares              Share
             -----------         ---------          ---------

               05/01/06            37,500           $46.1173
               05/02/06            37,500           $46.0777
               05/03/06            37,500           $46.096
               05/04/06            37,500           $46.121

         All sales set forth in the table above were made pursuant to the Sales Plan through broker's transactions on the NASDAQ Stock Market.

         No other transactions in the Common Stock were effected by the Wests during the period from the filing of Amendment No. 4 to Schedule 13D on April 27, 2006 to the date of this filing.

         (d) Not applicable.

         (e) Not applicable.

--------

(1)  Based on a total of 70,482,327 shares outstanding as of April 21, 2006.


                               PAGE 5 OF 7 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         The disclosure in Item 6 is hereby amended and supplemented by adding the following:

         "As described in Item 4, on May 31, 2006, Gary L. West and Mary E. West entered into the Voting Agreement. In addition, in connection with the Rollover Shares and relating to post-closing matters, the Wests have agreed to enter into a Stockholder Agreement with the Company and its other stockholders, which will embody the parties' understandings with respect to the Company after the Merger, including governance, transfer restrictions and registration rights. The material terms of the Stockholder Agreement have been agreed by the parties thereto, and are described in a letter agreement that has been appended to the Merger Agreement."

Item 7. Material to be Filed as Exhibits.

Exhibit       Description
-------       -----------

1. Voting Agreement dated as of May 31, 2006 among Gary L. West, Mary E. West and Omaha Acquisition Corp.

2.            Sales Plan dated as of November 29, 2005 among Gary L. West, Mary
              E. West and Goldman, Sachs & Co. (previously filed as Exhibit 99.1 to Amendment No. 3 to the Schedule 13D filed by the reporting persons on November 29, 2005).

3.            Underwriting Agreement, dated October 6, 2005, among Gary L.
              West, Mary E. West, West Corporation, Goldman, Sachs & Co., Credit Suisse First Boston LLC, Robert W. Baird & Co. Incorporated, William Blair & Co., LLC and Banc of America Securities LLC (previously filed as Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the reporting persons on October 13, 2005).

4.            Joint Filing Agreement, dated February 21, 2001, between Gary L.
              West and Mary E. West (previously filed as Exhibit 99.1 to the
              Schedule 13D filed by the reporting persons on February 22,
              2001).






                               PAGE 6 OF 7 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2006




                                                  /s/ Gary L. West
                                                 -------------------------------
                                                     Gary L. West



                                                  /s/ Mary E. West
                                                 -------------------------------
                                                     Mary E. West




                               PAGE 7 OF 7 PAGES